FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 5 DATED AUGUST 3, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015 and Supplement No. 4 dated July 22, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose information about a mortgage loan secured by one of our properties.

Farrington Mortgage Loan

On July 28, 2015, we, through a wholly owned subsidiary, entered into a five-year secured mortgage loan with Bank of America, N.A., an unaffiliated lender, for borrowings of approximately $32.0 million secured by Farrington Lakes (the “Farrington Mortgage Loan”). The Farrington Mortgage Loan matures on July 28, 2020. We may extend the maturity date for two additional one year periods upon the payment of an extension fee equal to 0.15% of the outstanding principal balance at the time of each extension. The Farrington Mortgage Loan bears interest at a floating rate of 30-day LIBOR plus 1.7%. Monthly payments are initially interest only. Beginning on August 10, 2017, monthly payments will also include repayments of principal in the amount of approximately $34,800 per month. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Farrington Mortgage Loan in full at any time and in part from time to time.

The borrowing subsidiary’s obligations with respect to the Farrington Mortgage Loan are guaranteed by us, pursuant to the terms of a guaranty dated as of July 28, 2015 (the “Guaranty”). The Farrington Mortgage Loan and the Guaranty contain, among others, the following restrictive covenants:

•	A minimum tangible net worth of $100.0 million; and

•	Minimum unencumbered liquid assets with an aggregate market value of $5.0 million.

We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the term of the Farrington Mortgage Loan, depending upon future operating performance, capital raising success, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.

In connection with the Farrington Mortgage Loan, we entered into an interest rate swap agreement (the “Interest Rate Swap”) to effectively fix the interest rate on the Farrington Mortgage Loan at 3.57%. The Interest Rate Swap is effective July 28, 2015 and matures on July 28, 2020.